October 18, 2006

Ms. Sheila Stout
United States Securities & Exchange Commission
Division of Investment Management
100 F Street, NW
Washington, D.C. 20549

Dear Ms. Stout:

In connection with your recent review of the Meeder Premier Portfolios' (the "Portfolios") annual report for the fiscal year ended June 30, 2005, the following letter is in response to your additional findings and conclusions that were discussed telephonically on October 18, 2006. This letter follows our original response, dated September 25, 2006, to the findings and conclusions that you discussed with us telephonically on September 8, 2006.

BOOK COST OF INVESTMENTS REPORTED ON SCHEDULES OF INVESTMENTS AND STATEMENTS OF ASSETS & LIABILITIES

You noted that the book cost of investments on the Schedule of Investments for the Fixed Income Portfolio did not tie to the book cost of investments on the Statement of Assets & Liabilities.

The book cost of investments on the Schedule of Investments for the Fixed Income Portfolio was reported correctly, however the tax cost of investments was inadvertently reported on the Statement of Assets & Liabilities rather than the book cost of investments. Subsequent semi-annual and annual reports will include the book cost of investments on the Statement of Assets & Liabilities.

CASH EQUIVALENTS PERCENTAGE OF THE PORTFOLIO HOLDINGS GRAPH IN MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

You stated that the differences between the percentages of cash equivalents reflected in the Portfolio Holdings pie charts as of 6/30/2005 for the Defensive Equity Portfolio and the Fixed Income Portfolio in the Management's Discussion of Fund Performance section and the percentages of cash equivalents reflected on the Schedules of Investments should be disclosed.

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Differences between the percentages of cash equivalents reflected on the
Portfolio Holdings pie charts and the percentages of cash equivalents reflected on the Schedules of Investments will be disclosed next to the aforementioned pie charts for subsequent semi-annual and annual report filings.

                                    * * * * *

In closing, we trust that the foregoing is responsive to your comments and concerns. If you desire any additional information, please let us know by direct contact with the undersigned.

Very truly yours,

/s/ Bruce E. McKibben


Bruce E. McKibben
Treasurer
Meeder Premier Portfolios


cc: Robert Meeder, Jr.